Exhibit 99.3

RISK FACTORS

An investment in our securities involves a high degree of risk. We operate in a dynamic industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all other information contained in our annual report on Form 20-F, including the consolidated financial statements and the related notes incorporated by reference therein, before deciding whether to invest in the securities. The following risks may adversely affect our business, financial condition, operating results and cash flows and cause the trading price of the securities to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the six months ended June 30, 2020, we had net losses of 13.2 million, and we expect such losses to continue for the foreseeable future. In addition, as of June 30, 2020, we had an accumulated deficit of approximately $105.6 million, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We depend entirely on the success of M-001. If we are unable to successfully complete our Phase 3 clinical trial for M-001 as and when expected or obtain marketing approvals for M-001, or if thereafter we fail to commercialize M-001 or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of M-001. There remains significant risk that we will fail to successfully develop M-001 for any indication. We will continue to take appropriate and feasible steps to enable us to publish results of the Phase 3 trial for M-001 by the end of October this year. However, we cannot guarantee that there will not be a delay in the availability of the top line results from the trial. If we ultimately obtain favorable results from this Phase 3 trial of M-001, we intend to submit application(s) for marketing approval for M-001.

We may be required to conduct additional clinical trials for M-001 if the results of our Phase 3 trial show that M-001 is effective based on certain endpoints but the trial nevertheless fails to achieve all primary/secondary endpoint(s). In addition, even if our Phase 3 trial achieves the primary/secondary endpoint(s), the FDA or other regulatory authorities may nevertheless require us to conduct additional clinical trials. The need to conduct additional clinical trials could delay or prevent our ability to receive marketing approvals to commercialize M-001. In addition, we may experience numerous unforeseen events as a result of or following our Phase 3 clinical trial of M-001. or any other clinical trial we may be required to conduct that could delay or prevent our ability to receive marketing approvals to commercialize M-001, including:

●	Possible negative or inconclusive results, compelling us to conduct additional clinical trials or abandon product development programs;

●	Varying interpretation of data by regulators;

●	Unfavorable inspection and review of a clinical trial site(s) by regulators;

●	Our third party contactors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	To the extent we are required to conduct additional clinical trials, regulators, institutional review board or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any additional clinical trials we may be required to conduct, may impose conditions regarding the scope or design of such clinical trials, or may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	The cost of any additional clinical trials that we may be required to conduct may be greater than we anticipate;

●	The supply or quality of M-001 or other materials necessary to conduct any additional clinical trials that we may be required to conduct may be insufficient or inadequate;

●	M-001 may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review board or independent ethics committees to suspend or terminate any additional clinical trials we may be required to conduct;

●	The naturally occurring influenza attack rate may be lower than anticipated, thereby delaying enrollment and/or compelling us to increase the number of trial participants and/or extend the trial to an additional season for any additional clinical trials we may be required to conduct;

●	To the extent we are required to conduct additional clinical trials, changes in regulatory requirements, policy or guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; and

●	The potential impact of the COVID-19 pandemic on any additional clinical trials we may be required to conduct.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of June 30, 2020, we had approximately $11.2 million in cash and cash equivalents, working capital of $10.1 million and an accumulated deficit of $105.6 million. As of June 30, 2020, we had sufficient cash and cash commitments to fund operations at our current burn rate for at least twelve months if we do not raise additional capital. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate and, subject to the results of the Phase 3 trial for M-001 preparing for the potential submission of applications towards licensure or marketing approval to relevant regulatory bodies, such as the United States Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for M-001. These expenditures may include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contract manufacturing organizations, or CMOs, hiring additional management and other personnel, applying for regulatory approvals, acquisition of equipment, as well as commercializing any products approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. Because the outcome of our current Phase 3 clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. We also expect to incur additional costs for the purpose of conducting our ongoing and potential future clinical trials.

As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or non-dilutive sources or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the scope, progress, results and costs of researching and developing M-001, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals for M-001;

●	the cost of commercialization activities, if any, of M-001 approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing M-001 and any products for which we obtain regulatory approval for marketing and attempt to commercialize;

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	our ability to identify and acquire rights to, or develop on our own, additional product candidates and diversify/expand our product opportunities;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to M-001 and any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for M-001 or any future product candidate or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize M-001 or any future product candidate.

We have entered into a finance contract with the European Investment Bank, or EIB, for the receipt of a loan of 24 million Euro and into a security agreement and creation of a first ranking floating charge over all of our assets in favor of EIB, and a breach of such finance contract or security agreement may cause EIB to exercise the pledge and materialize certain of our assets.

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to 20 million Euro, which was extended to 24 million Euro, and up to 50% of our expected cost of developing and marketing our product candidate, M-001. As of the date hereof, we have drawn down an amount of the loan equal to € 24 million.

We have also entered into a security agreement, or the Security Agreement, whereby we created a first ranking floating charge over all of our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited (“Yeda”). While intellectual property rights are excluded from the floating charge pledge, any breach of the Finance Contract or the Security Agreement may cause the EIB to exercise the floating charge pledge and to foreclose on certain of our assets at the time of such exercise, which would have a materially negative impact on our business, financial condition and results of operations.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring future indebtedness, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Development, Clinical Testing and Regulatory Approval of M-001 and Any Future Product Candidate

We have not yet commercialized any products, and we may never become profitable.

We currently have one product candidate, M-001, which is in Phase 3 clinical development, and we have no products on the market or other product candidates in the pipeline. We do not know when or if we will complete our product development efforts, obtain regulatory approval or successfully commercialize M-001. Even if we are successful in developing M-001 or any product candidate that we may develop in the future (if any), we will not be successful unless such product gains market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, if any, and the uses for which we intend to pursue regulatory approval for the commercialization of M-001 or any future product candidate;

●	the competitive environment;

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing, coverage and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, participants, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for M-001. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

In addition, we have limited marketing capabilities, and if we are unable to enter into collaborations with marketing partners or develop our own sales and marketing capabilities, we may not be successful in commercializing M-001 or any other approved products. If we are unable to reach and maintain agreements with one or more pharmaceutical companies or collaborators, we may be required to market our products directly. Developing a marketing and sales force is expensive and time-consuming and could delay a product launch. We may not be able to attract and retain qualified sales personnel or otherwise develop this capability.

Additional clinical trials may be necessary to obtain regulatory approval for M-001 in the U.S. or elsewhere, and we may never receive regulatory authorization for the performance of such clinical trials.

We entered into a pivotal clinical efficacy Phase 3 trial in Europe under the auspices of the EMA, but not the FDA. We intend, subject to the successful results of our Phase 3 clinical trial in Europe, to enter into discussions with regulatory authorities in Europe and the U.S. regarding our intent to pursue market approval of M-001, and to comply with applicable requirements for such approval. The FDA and/or other regulatory authorities, however, may require that we conduct additional clinical trials to support potential market approval. There is no assurance whether or when we may receive authorization to conduct any such requisite clinical trials to support potential marketing approval. Failure to receive FDA marketing approval without the need to conduct additional clinical trials, or authorization to conduct any additional Phase 3 or other clinical trials that we are required to conduct will materially reduce our target market and the future profitability of M-001, would have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA and/or other regulatory authorities may require that we provide additional data and information and meet additional standards for receipt of authorization to conduct a clinical trial. If this were to occur, the time and financial resources required for obtaining authorization for Phase 3 clinical trials, and complications and risks associated therewith, would likely increase. Moreover, while authorization by one regulatory authority to proceed with clinical trials does not ensure the receipt of clinical trial authorization in other countries, failure or delay in obtaining authorization to proceed with clinical trials from one regulatory authority may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial authorization in the U.S. or in other countries would impair our ability to develop and commercialize M-001.

M-001 is subject to extensive regulation and may never obtain regulatory approval.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. M-001 must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the EMA or FDA, or any other regulatory authorities for all or any of the indications for which it is intended to be used. The EMA, FDA and any other regulatory authorities have substantial discretion over this approval process, and approval is never guaranteed. We may need to conduct significant additional research before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in clinical trials. Success in early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities, including the processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or EMA, FDA or any other regulatory policy, during the process of product development, clinical trials and regulatory reviews. Approval procedures vary among countries, and may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceutical products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Failure to obtain EMA, FDA or any other regulatory approval of M-001 in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish preliminary interim or “top-line” data from clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

M-001 and any product candidate we may develop in the future will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product, and if we fail to comply with such requirements, we could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market M-001 and/or other product candidates, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of EMA, FDA or any other regulatory approval or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the EMA, FDA and any other applicable regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the products, manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If we or our collaborators, if any, are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidates may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties, which would have a material adverse effect on our business, financial condition or results of operations.

M-001, if approved, may face competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize M-001, in the event M-001 does not have patent protection M-001 may face competition from biosimilar products. In the United States, M-001 is regulated by the FDA as a biologic product and we intend to seek approval for our product candidate pursuant to the biologics license application, or BLA, pathway. The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. This twelve-year period of exclusivity does not pre-empt and is independent of any patent protection afforded to M-001. The law is complex and is still being interpreted and implemented by the FDA. Any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products.

Although we believe that M-001 should qualify for the twelve-year period of exclusivity described above if it is approved as a biological product under a BLA, we may not be granted such exclusivity. Further, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider M-001 or any other product candidate to be reference products for competing products, potentially creating the opportunity for generic or biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

If the results of our Phase 3 trial show that M-001 is effective based on certain endpoints but nevertheless fails to achieve all the primary/secondary endpoint(s) requiring us to conduct additional clinical trials, or if clinical trials for M-001 that we are required to conduct in the future are prolonged or delayed, we would be unable to commercialize M-001 on a timely basis, which would require us to incur additional costs and delay our receipt of any revenues from potential M-001 sales.

We may be required by the FDA or other regulatory authority to conduct additional clinical studies. We cannot predict whether we will encounter problems with any such clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of any such additional clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into any potential future clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the participant population, the nature of the trial protocol, the proximity of participants to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in participant enrollment can result in increased costs and longer development times. The failure to enroll participants in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we have in the past. We may not be able to enroll a sufficient number of participants in a timely or cost-effective manner. Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the United States, we must submit an Investigational New Drug (IND) application to the FDA and the IND application must become effective.

Delays in any clinical trials the FDA or EMA may require us to conduct will result in increased development costs for M-001. In addition, if any such clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of M-001 or any other future candidates could be limited.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidates in accordance with current good manufacturing practices, or cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	Failure or delay in reaching an agreement with a third party contract research organization or clinical trial site(s), and failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, institutional review boards, or IRBs, or other regulatory bodies to authorize our clinical trial protocols, or a decision by a regulatory body to place one or more of our trials on hold;

●	inability or unwillingness of medical investigators and CROs to follow our clinical trial protocols and applicable regulatory requirements; and

●	lack of sufficient funding to finance the clinical trials.

In addition, we or regulatory authorities may suspend or terminate our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks, if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials, inspection of the clinical trial operations or trial site by a regulatory authority resulting in the imposition of a clinical hold, failure to demonstrate a benefit from using the product, or changes in governmental regulations or administrative actions. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

Specifically, we are conducting a phase 3 clinical trial in Europe. If we fail to meet the obligations and planned timetable for the performance of this trial, whether or not due to delays caused by factors that are not in our control or that are caused by third parties, we may suffer delays in the commencement of the second cohort of the clinical trial. In addition, other factors, such as delays in the construction of our mid-sized manufacturing facility and the manufacturing of M-001 batches for the clinical trial, may also delay or jeopardize the completion of the planned clinical trial.

We have conducted clinical trials for M-001, and may in the future, conduct clinical trials of M-001 or other product candidates, at sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

We have conducted clinical trials of M-001 outside the United States. In addition, in the future, we may conduct other clinical trials outside of the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted in accordance with good clinical practice, or GCP, requirements, and the FDA must be able to validate the clinical trial data through an on-site inspection, if necessary. If a marketing application is based solely on foreign clinical data, the FDA can require such data to be applicable to the U.S. population and U.S. medical practice, and for the clinical trials to have been performed by clinical investigators of recognized competence. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials conducted outside of the United States for M-001, or any other product candidates we may develop in the future, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the product candidate.

Although we conducted a pivotal clinical efficacy Phase 3 trial in Europe, we have never conducted a Phase 3 clinical trial in the U.S., and may be unable to do so for M-001 or any other future product candidates we may develop.

We have never conducted a Phase 3 clinical trial in the U.S, but we have conducted a Phase 3 clinical trial in Europe.

The submission of a successful IND application in the United States or comparable submissions in other jurisdictions and conducting of later-stage clinical trials are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2b clinical trial in Europe, as part of the UNISEC consortium, and a Phase 3 clinical trial in Europe for which we are awaiting results. We also have had limited interactions with the FDA and have not discussed any future Phase 3 clinical trial designs with the FDA. Consequently, our Phase 3 clinical trial in Europe may not have been successfully and efficiently executed and completed in a way that leads to the authorization by the FDA of Phase 3 clinical trials for M-001 in the U.S. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to meet the pre-specified endpoints of our Phase 3 trial in Europe or commence or complete, or delays in, any future clinical trials required of us by regulators in either Europe or the U.S. would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we may develop in the future.

You may lose your entire investment if we may be forced to abandon development of M-001 altogether.

We are anticipating the results of the Phase 3 trial for M-001. The results of the clinical trial may not meet any or all of the trial’s endpoints. Further, success in the preclinical testing and early clinical trials of M-001 does not ensure that this clinical trial will be successful, and the results of later clinical trials we may be required to conduct may not replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that M-001 is safe for humans and effective for indicated uses. Any such failure may cause us to abandon M-001. Any delay in, or termination or suspension of, any future required clinical trials will delay the requisite filings with the relevant regulatory authorities and, ultimately, our ability to commercialize M-001 and generate product revenues. If the clinical trials do not support our intended drug product claims, the completion of development of M-001 may be significantly delayed or abandoned, which would materially adversely affect our business, financial condition or results of operations. As a result, you may lose your entire investment.

Positive results from previous clinical trials may not be predictive of the results in our Phase 3 clinical trial of M-001, and the results of our Phase 3 clinical trial of M-001 or earlier clinical trials may not be replicated in future clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

Positive results from previous clinical trials may not be predictive of the results of our Phase 3 clinical trials of M-001, and our previous clinical trials and the future results of our Phase 3 clinical trial of M-001 in Europe may not be predictive of results in future clinical trials that we may be required to conduct. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for M-001 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or European Medicines Agency, or other applicable regulatory agency, approval for their products.

If we experience delays in the enrollment of participants in any current or future clinical trial we may be required to conduct, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to continue current clinical trials or initiate additional clinical trials for M-001 that the FDA or other regulatory authorities may require us to conduct. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in any future clinical trials may result in increased development costs for M-001, which would cause our value to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. We cannot guarantee that our ability to maintain participant enrollment from prior trials will ensure the success of our Phase 3 clinical trials.

The occurrence of serious complications or side effects in connection with use of our product candidates, including M-001, either in future clinical trials we may be required to conduct or post-approval, could impede such future clinical trials, if any, and lead to refusal of regulatory authorities to approve our product candidates or, post-approval, revocation of marketing authorizations or refusal to approve new indications, which could severely harm our business, prospects, operating results and financial condition.

As we test M-001 in any additional clinical trials the FDA or other regulatory authority may require us to conduct, and as use of M-001 becomes more widespread if it receives regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. In addition, side effects are sometimes only detectable after they are made available to patients on a commercial scale after approval. Results of our clinical trials and any future clinical trials we may be required to undertake for M-001 could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, any future trials we may be required to conduct could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of M-001 for any or all targeted indications. Drug-related side effects could affect patient recruitment for any future clinical trials we may be required to conduct or the ability of enrolled participants to complete such trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if M-001 receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of M-001, potentially forcing us to recall any product already sold, at great expense to us, and preventing future sales of M-001;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to participants;

●	we could be sued and held liable for harm caused to participants; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of M-001, if approved, and could significantly harm our business, results of operations and prospects.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

Although all of our efforts to date have been, and a substantial amount of our efforts in the future are expected to be, focused on the development of M-001, another possible future element of our strategy may include identifying and testing additional compounds, particularly those that are optimized for peptide-based products. Research programs designed to identify additional product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying potential product candidates;

●	competitors may develop alternatives that render our product candidates obsolete;

●	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate may not be accepted as safe and effective by regulatory authorities, participants, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our ADS price.

Natural disasters, public health and other states of emergency, such as the COVID-19 outbreak, could adversely impact our business, including delay our announcement of the results of our Phase 3 trial for M-001.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. The extent to which the COVID-19 pandemic impacts our business will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the evolving actions to contain COVID-19 or treat its impact, among others. Quarantines, travel restrictions, shelter-in-place, nationalization efforts or similar government orders, such as the recently approved lockdown approved by the Israeli government, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at manufacturing facilities upon which we rely, or the availability or cost of materials, which could affect the CMOs and their ability to scale up production of M-001 and disrupt the supply chain for M-001. Our suppliers or collaborators could also be disrupted by conditions related to COVID-19, possibly resulting in disruption to our supply chain, collaborations or operations. If our suppliers, CMOs, contract research organizations (CROs) or collaborators are unable or fail to fulfill their obligations to us for any reason, our ability to meet clinical and commercial supply demand for M-001 or other product candidates may become impaired.

We will continue to take appropriate and feasible steps to enable us to publish results of the Phase 3 trial for M-001 by the end of October this year. However, we cannot guarantee that the COVID-19 virus pandemic will not delay the availability of the top line results from the trial.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and during the duration of, COVID-19 may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. COVID-19 and actions taken to reduce its spread continue to rapidly evolve.

Also, as governments and regulators focus on containing the recent COVID-19 virus outbreak, and prioritize their work and resources accordingly, there is no guarantee that interruptions or delays in the operations of the FDA or other regulatory authorities in other jurisdictions will not impact the review and approval timelines for the marketing applications we may submit for M-001. On March 10, 2020, in response to the COVID-19 pandemic, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

There is significant uncertainty relating to the ongoing effect of COVID-19 and global efforts to contain its spread on our business, While we maintain business continuity plans, they might not adequately protect us, travel restrictions and other restrictions may remain or worsen. The extent to which COVID-19 negatively impacts our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be accurately predicted.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s and EMA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s and EMA’s ability to perform routine functions. Average review times at the FDA and EMA have fluctuated in recent years as a result. In addition, government funding of the FDA, EMA and other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA or other agencies may slow the time necessary for our product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Coverage and reimbursement may not be available for M-001 (if and when approved for commercial sale) or any future product candidates, which could make it difficult for us to sell such products profitably.

Market acceptance and sales of M-001 or any future product candidate will depend on coverage and reimbursement policies. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. We cannot be sure that coverage and reimbursement will be available for M-001 or any other products we may develop. Even if coverage is provided, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only at limited levels, we may not be able to successfully compete through sales of our proposed products.

In the United States, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products can differ significantly from payor to payor. Certain Affordable Care Act marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the U.S. Centers for Disease Control’s, or CDC’s, Advisory Committee on Immunization Practices, or ACIP, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidates, once approved, are reimbursed only under the Part D program, physicians may be less willing to use our products because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payment associated with the Part D program.

Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our collaborators, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us, our revenues from sales by us, and the potential profitability of our product candidates, in those countries would be negatively affected. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of our product or be subject to price regulations that would delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.

Current and future legislation may increase the difficulty and cost for us and collaborators, if any, to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the Affordable Care Act. By way of example, the 2017 Tax Reform Act included a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional, but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the Affordable Care Act. We are continuing to monitor any changes to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020 under the Coronavirus Aid, Relief and Economic Security Act, unless additional Congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our product candidates, if approved, and, accordingly, the results of our financial operations.

We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us, but we expect there will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care.

We are subject to extensive and costly government regulation.

The product we are developing is, and any products we may develop in the future will be, subject to extensive and rigorous domestic government regulation, including with respect to Europe, regulation by the EMA and other relevant regional, national and local authorities, with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our products are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, and import and export of pharmaceutical products under various regulatory provisions. M-001 or any product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained EMA, the Israeli Ministry of Health’s approval and/or FDA approval for M-001 or any other given product and its uses. Such foreign regulation may be equally or more demanding than corresponding European, Israeli or U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of our proposed products to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Assuming we obtain the necessary regulatory and marketing approvals for M-001 and commence marketing of M-001, healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of M-001. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would market, sell and distribute our products. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, arrangement, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the federal transparency requirements under the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

Efforts to ensure that our current and future business arrangements with third parties, and our business generally, continue to comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with any such laws and regulations. If our operations, including any arrangements with physicians and other healthcare providers, are found to be in violation of any such laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, reputational harm, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, additional reporting requirements, and/or the curtailment or restructuring of our operations, as well as additional reporting obligations oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If we enter into business with any physicians or other healthcare providers or entities who are then found to not be in compliance with applicable laws, they may be subject to similar penalties.

Changes in regulatory requirements and guidance or unanticipated events during any additional clinical trials we may be required to conduct may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during any clinical trials we may be required to conduct may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any additional clinical trials we may be required to conduct, the commercial prospects for M-001 would be harmed and our ability to generate product revenue would be delayed, possibly materially.

If we acquire or license additional technologies or product candidates, we may incur a number of additional costs, have integration difficulties and/or experience other risks that could harm our business and results of operations.

We may acquire and in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate or product developed based on in-licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Risks Related to Our Business and Industry

We are a clinical stage biopharmaceutical company with no approved products, which makes it difficult to assess our future viability.

We are a clinical stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute our business plan, we will need to successfully:

●	execute product candidate development activities;

●	obtain required FDA and applicable foreign regulatory authorizations for the development and commercialization of any product candidate;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our products;

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business or continue our operations.

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, our management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Dr. Ron Babecoff, our Chief Executive Officer, and Dr. Tamar Ben-Yedidia, our Chief Scientific Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. In addition, under our Finance Contract with EIB, if Dr. Babecoff or Dr. Ben-Yedidia ceases to be actively involved in our management without the consent of EIB, EIB may cancel the undrawn amount of the loan and demand prepayment of the loan, together with accrued interest and other accrued amounts. If we receive positive results from our Phase 3 clinical trial for M-001 and in contemplation of potential commercialization of M-001, we will look to expand our senior management, which may result in certain changes to our management team. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, and management personnel, among others, to continue the development and commercialization of M-001 and any future products.

We face significant competition. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

We will compete against fully integrated pharmaceutical and biopharmaceutical companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing immuno-modulating products (including vaccines);

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline, Seqirus (Ex bioCSL and Novartis flu vaccines), AstraZeneca and Abbott (Solvay), Moderna Therapeutics, BioNTech SE and other mRNA companies as well as companies and academic research institutes in various developmental stages attempting to develop improved influenza vaccines, such as AltImmune, FluGen, Icahn School of Medicine at Mount Sinai, Imutex, Medicago, National Institute of Allergy and Infectious Diseases, Vaxart, and Vivaldi Biosciences. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with M-001;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs in connection with product liability claims relating to M-001 or any future product candidates. We may incur substantial liabilities and may be required to limit commercialization of M-001 or any future product candidate in response to product liability lawsuits, which may result in substantial losses.

M-001 or any future product candidate could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render M-001 or any future product candidate ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by M-001 or any future product candidate could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any future product. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize our product candidate. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements, and insider trading, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures: to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health-care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors adopted a Code of Ethics. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations, our directors, executives and employees may have access to material, non-public information regarding our business, our results of operations or potential transactions we are considering. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and the market price of the ADSs. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures, and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize our product candidate or future products. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of M-001 and any future product candidate. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crises as well as a variety of other factors including, among other things, the current COVID-19 pandemic, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The U.S. and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, directly or indirectly through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits or licenses required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities or the facilities of our service providers. We have undergone inspections and obtained approvals from various governmental agencies though limited our experience may be.

Governments may impose strict price controls, which may adversely affect our revenues, if any.

In some countries, including the countries comprising the European Union, or the EU, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or experience security breaches or other unauthorized or improper access.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of M-001 and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach resulted in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of our cloud and service providers, including any third party vendors that collect, process and store personal data on our behalf. Our systems, servers and platforms and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party providers will be successful in preventing cyber attacks or successfully mitigating their effects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and adverse publicity and could negatively affect our operating results and business.

We and our collaborators and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California recently enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Foreign data protection laws, including EU General Data Protection Regulation, or the GDPR, may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Dependence on Third Parties

M-001 is based on an exclusive license from Yeda, and we could lose our rights to this license if a dispute with Yeda arises or if we fail to comply with the financial and other terms of the license.

We license our core intellectual property from Yeda under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products that are directly or indirectly based on certain patents and patent applications owned by Yeda and/or certain other intellectual property to be developed by Yeda and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire upon the later of: (i) the expiration date of the last patent licensed thereunder; or (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or any country in Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda and/or the Company (where applicable) will also be entitled to terminate the license agreement by written notice: (x) in the event either party materially breaches any of its obligations under the agreement, provided that such material breach is uncurable or, if curable, is not cured by us within 30 days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, 10 days) from receipt of notice of such breach; or (y) in the event a temporary or permanent liquidator is appointed for our Company, a resolution is passed to voluntarily wind up our Company, or an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (z) we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, all rights and documents will be returned to Yeda, and other than in the case of expiration pursuant to (i) through (iii) above we will be required to grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed from Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event of termination of the license agreement due to any reason other than (a), (b) or (x) through (z) above, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research funds actually expended by us for development. If Yeda terminates the license agreement, or licenses to a third party the intellectual property it had licensed to us pursuant to this license agreement, or if any dispute arises with respect to our arrangement with Yeda, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our current product candidate is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated prior to its expiration, it would have a material adverse effect on our business, prospects and results of operations.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

 We rely on third parties such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct clinical trials on our behalf. We expect to continue to rely on such third parties in conducting any clinical trials of M-001 we are required to conduct. Any of these third parties may terminate their engagement with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that our clinical trial is conducted in accordance with the requirements of the relevant regulator, and failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for M-001. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

Use of third parties to manufacture M-001 may increase the risk that we will not have sufficient quantities of M-001 at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

In August 2018, and as planned, we relocated to our mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to twenty million doses of M-001 for Phase 3 clinical trial supply or commercial supply. Construction is complete, and we are in the process of scale up to produce regulatory batches of M-001. Our production line is still under construction. We currently rely on a third party CMO for the supply of M-001 until the completion of our independent production line.

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;

●	The possible failure to manufacture sufficient quantities of M-001 due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our proprietary information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our CMO may not be able to comply with cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

 We may not obtain the necessary materials for the performance of any additional clinical trials in the U.S. or other countries around the world that we may be required to conduct.

Clinical trials we may be required to conduct in the future may involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufacturers to provide. Specifically, as an example, we were not able to satisfy the FDA’s request for information regarding the H5N1 vaccine (including information as to manufacturing, dosage, formulation, etc.) required for our previously contemplated Phase 2 clinical trial in the U.S., and as a result we elected to convert our IND application submitted in June 2013 into a Drug Master File. It is possible that the FDA or any other relevant regulatory body will request that we provide materials or information that are not in our possession at that time before allowing us to proceed with any proposed clinical trials.

Risks Related to Our Intellectual Property

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own or license in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering our products and product candidates, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

●	the degree and range of protection any patents will afford us against competitors;

●	the patents concerning our business activities were not registered in all countries and therefore our patent protection may be lacking in some territories;

●	if and when patents will be issued;

●	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

●	we may be subject to interference proceedings;

●	we may be subject to opposition or post-grant proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed;

●	enforcement of patents is complex, uncertain and expensive; and

●	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

If patent rights covering our products and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. An adverse determination in any opposition, derivation, revocation, re-examination, post-grant and inter parties review or interference proceedings or foreign equivalent, or litigation, challenging our patent rights or the patent rights of others could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and product candidates. Thus, any patents we own or license form or to third parties may not provide any protection against our competitors. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing could harm our business, results of operations and financial condition.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from Yeda (or any other third-party in the future) will give us adequate protection from competing products. Further, even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability and such patents may be challenged, invalidated, narrowed or held to be unenforceable.

We may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or equivalent foreign bodies. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

Moreover, some of our owned or in-licensed patents and patent applications may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome is favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to cease the activities claimed by the patents, including to cease commercializing the infringing technology or product candidates, redesign our products or processes to avoid infringement, which may be impossible or require substantial time and monetary expenditure, or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

There is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate, technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing events could harm our business, financial condition, results of operations and prospects.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with M-001 or any future product candidates. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries, such as China where certain patents owned or licensed by us were granted, may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed patent applications in many countries where significant markets exist.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are the same as or similar to M-001 or any future product candidate but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that employees, collaborators or other third parties who were involved in the development of intellectual property for the Company have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who were involved in the development of intellectual property for the Company. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a later decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions.

We may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Our employees may be previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidates and be a distraction to management. Any of the foregoing events would harm our business, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, there are no assurances that the FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In the last decade, there have been escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from Gaza into southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Jerusalem, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.

Investors may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us, or our executive officers and directors or asserting U.S. securities laws claims in Israel.

We are incorporated in Israel. Most of our current executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court unless certain provisions of Israeli law are satisfied. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. Since Israeli corporate law underwent extensive revisions approximately 15 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Changes in Israeli tax laws and examinations by the Israeli Tax Authorities could increase our overall tax liabilities.

We are subject to various taxes and tax compliance obligations in Israel. Changes in Israeli tax laws and regulations or their implementation in the future could increase our tax liabilities and our tax compliance obligations. In addition, the proper application of Israeli tax laws is subject to certain uncertainties and require the exercise of judgement. We may be subject to examinations by the Israeli Tax Authorities, and if our application or interpretation of Israeli tax laws is successfully challenged, we could be subject to additional tax liabilities, including interest and penalties, which could adversely affect our business and financial position.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Our articles of association provide that our directors (other than external directors) are elected to terms, with only two or three of our directors (other than external directors) to be elected each year, in each case for a term of three years. Our 2015 annual general meeting approved the staggering and extension of the term of our board members. The staggering of the terms of our directors prevents a potential acquirer from readily replacing our entire board of directors at a single annual general shareholder meeting. This could prevent an acquirer from seeking to effect a change in control of our company by proposing an acquisition proposal offer opposed by our board, even if beneficial to our shareholders.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

The Israeli government grants that we received require us to meet several conditions and may restrict our ability to manufacture some of our product candidates and transfer relevant know-how outside of Israel and require us to satisfy specified conditions.

We received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations promulgated thereunder to which we are subject due to our receipt of grants from the Israeli Innovations Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS), a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Innovation Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the IIA, in a form provided under the IIA guidelines.

Because a certain portion of our expenses is incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operational expenses are in U.S. Dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

We received Israeli government grants towards some of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to the repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts have been financed, partially, through grants that we received from the IIA, formerly known as the OCS. We therefore must comply with the requirements of the Innovation Law and related rules and guidelines, including, but not limited to, paying royalties to the IIA on income generated from the sale of products and related services associated with research and development programs funded by the IIA. As of June 30, 2020, we received $5.5 million in IIA grants.

The discretionary approval of an IIA committee will be required for any transfer to third parties outside of Israel of know-how related to M-001, which has been developed with IIA funding. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. We may be required to pay penalties and/or additional payments for such activities, such as with respect to a transfer of IIA funded know-how abroad, payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, in addition to repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the export of any products resulting from the IIA funded research or development in the ordinary course of business.

Risks Related to our Securities

The controlling share ownership position of Angels Investments in High Tech Ltd. will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having limited influence on corporate actions.

Angels Investments in High Tech Ltd. (“AIHT”) is currently our controlling shareholder. As of May 15, 2020, AIHT beneficially owned 37.6% of the voting power of our outstanding ordinary shares. Therefore, AIHT has the ability to substantially influence us through this ownership position. For example, AIHT may be able to substantially influence elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. AIHT’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, AIHT will continue to be able to strongly influence our decisions.

We incur significant costs as a public company in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

We are a publicly traded company in the U.S. As a public company in the U.S., we incur additional significant accounting, legal and other expenses. We also incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

We may be a passive foreign investment company for U.S. federal income tax purposes for the current or any other taxable year, which generally would result in adverse U.S. federal income tax consequences to our U.S. investors.

There is a significant risk that we may be treated as a passive foreign investment company, or PFIC, for any taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). Generally, passive income includes interest, dividends, rents, royalties and certain gains. Cash is a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet consist, and are expected to continue to consist, primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill, and on how quickly we utilize our current and future cash balances in our business. The value of our goodwill may be determined, in large part, by reference to the market price of our ADSs, which could be volatile given the nature of our business and the early stage of our product candidates. Therefore, because we hold, and expect to continue to hold, substantial amounts of cash, we may be a PFIC under the assets test if our market capitalization declines. Further, our PFIC status for any taxable year under the income test may depend on the amount of our interest income compared to the total amount of our gross income, as calculated for U.S. federal income tax purposes. If our losses from research and development activities are not included in the computation of our gross income for purposes of the income test, we will be a PFIC under the income test for the current or any future taxable year in which 75% or more of our gross income is from interest and similar income. Furthermore, a company’s annual PFIC status can be determined only after the end of each taxable year. We therefore cannot express a view as to whether we will be a PFIC for the current or any future taxable year, and U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, such U.S. investor could be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ADSs and ordinary shares and certain distributions, and a requirement to file annual reports with the Internal Revenue Service. We intend to post on our website the information necessary for a U.S. investor to make a qualifying electing fund (“QEF”) election with respect to us and each Lower-tier PFIC (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) that is wholly-owned by us, for the current or any future taxable year, if (i) our investment income constitutes 75% or more of our gross receipts for such taxable year, or (ii) we otherwise determine that we were a PFIC for such taxable year. Any such QEF election will result in U.S. federal income tax consequences that are different from the general PFIC rules. See “Taxation — Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of the ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of the ADSs. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make the ADSs less attractive to investors.

For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) December 31, 2020, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act.

We cannot predict if investors will find the securities less attractive because we may rely on these exemptions. If some investors find the securities less attractive as a result, there may be a less active trading market for securities and the market price of the securities may be more volatile.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, board independence requirements, director nomination procedures and quorum requirements. In addition, we may follow our home country law instead of the listing rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. We also intend to follow our home country rules regarding the periodic approval of and changes to the formal charter for our compensation committee instead of the listing rules of the Nasdaq Capital Market. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our securities may be influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the securities, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of our securities or their trading volume.

The market price for the ADSs may be volatile.

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the authorizations necessary to commence further clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by these analysts;

●	future issuances of ordinary shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance;

●	nationalization of flu vaccines as part of a pandemic due to as part of national security, for example, under the U.S., Defense Production Act seizure of manufacturing; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

In the past, securities class action litigation has often been brought against a company and its management following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant share price volatility in recent years. Such litigation, if instituted against us, could cause us or members of our management to incur substantial costs and divert management’s attention and resources from our business.

In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Substantial sales of our ADSs on the NASDAQ may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs.

The issuance of any additional ADSs, or any securities that are exercisable for or convertible into our ordinary shares or ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

We have not paid, and do not currently intend to pay, dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Moreover, the Israeli Companies Law, as amended, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our ordinary shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares and ADSs issuable upon the exercise of outstanding options. Issuances of additional shares and ADSs would reduce your influence over matters on which our shareholders vote.

If securities or industry analysts cease to publish research reports about us or our industry, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs is influenced by research reports that industry or securities analysts publish about us or our industry. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.